Exhibit 4.34
Summary for Diana Shipping Inc. listing prospectus
Athens, Greece 3 December 2018

ANNEX XXII

Disclosure requirements in summaries

‘Summaries are made up of disclosure requirements known as ‘Elements’. These elements are numbered in Sections A – E (A.1 – E.7).
This summary contains all the Elements required to be included in a summary for this type of securities and Issuer.
Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.
Even though an Element may be required to be inserted in the summary because of the type of securities and Issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of ‘not applicable’.
Element		Comments
A.1	Warning	• this summary should be read as introduction to the prospectus;
• any decision to invest in the securities should be based on consideration of the prospectus as a whole by the investor;
•
where a claim relating to the information contained in prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating the prospectus before the legal proceedings are initiated; and

•
civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the prospectus or it does not provide, when read together with the other parts of the prospectus, key information in order to aid investors when considering whether to invest in such securities

A.2	Consent to use the prospectus by financial intermediaries	N/A; no consent is granted by the Issuer to the use of the prospectus for subsequent resale or final placement of the Bonds.
Element		Disclosure requirement
B.1	Legal and commercial name	The legal and commercial name of the Issuer is Diana Shipping Inc.
B.2	The domicile and legal form of the issuer, the legislation under which the issuer operates and its country of incorporation.	Diana Shipping Inc. is a corporation with limited liability but not a limited liability company or LLC, incorporated under the laws of the Republic of Marshall Islands with registration number 13671.
B.4b	A description of any known trends affecting the issuer and the industries in which it operates.	•
The below section should be read in conjunction with the risks decribed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2017, that summarize the risks that may materially affect the company’s business. Changes in national and international economic conditions, including, for example interest rate levels, inflation and employment levels, may influence the valuation of real and financial assets. In turn, this may impact the demand for goods, services and assets globally and thereby the macro economy. The current macroeconomic situation is uncertain and there is a risk of negative developments. Such changes and developments – none of 1 which will be within the control of the Issuer – may negatively impact the Issuer's activities.

•
The values of the Group's vessels are outside of the Issuer's control and depend, among other things, on the global economy, global trade growth, as well as oil and gas prices. On the supply side there are uncertainties tied to ordering of new vessels and scope of future scrapping. The actual residual value of the vessels and/or future contract earnings may be lower than the Issuer estimates.

•
The technical operation of a vessel has a significant impact on the vessel's economic life. Technical risks will always be present. There can be no guarantee that the parties tasked with the technical management of a vessel or overseeing such operation perform their duties according to agreement or satisfaction. Failure to adequately maintain the technical operation of a vessel may adversely impact the operating expenses of the vessel and accordingly any future potential realization values that can be obtained.

•
The Group's performance depends heavily on its counterparties' ability to perform their obligations under agreed charter parties. Default by a counterparty of its obligations under its agreements with a Group Company may have adverse consequences for the overall Group. The counterparty's financial strength will thus be very important.

•
The Group's vessels will operate in a variety of geographic regions. Consequently, the Group may, indirectly through its underlying investments, be exposed to political risk, risk of piracy, corruption, terrorism, outbreak of war, amongst others. The business, financial condition and results of operations of the Group may accordingly be negatively affected if such events do occur.

B.5	Group
Diana Shipping Inc. is a global provider of shipping transportation services who specialize in the ownership of dry bulk vessels. As of  November 26, 2018 our fleet consists of 48 dry bulk vessels (4 Newcastlemax, 14 Capesize, 5 Post-Panamax, 5 Kamsarmax and 20 Panamax), as well as two Panamax dry bulk vessels, the ''Triton'' and ''Alcyon'', that have been sold and expected to be delivered to their new owners at the latest by January 7, 2019. As of the same date, the combined carrying capacity of the fleet, including the m/v Triton and m/v Alcyon, is approximately 5.8 million dwt with a weighted average age of 9.26 years. The commercial and technical management of our fleet, as well as the provision of administrative services relating to our fleet's operations, are carried out by Diana Shipping Services S.A., our wholly-owned subsidiary, and Diana Wilhelmsen Management Limited, a 50/50 joint venture with Wilhelmsen Ship Management.
The Group’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

B.9	Profit forecast or estimate	N/A; the prospectus does not contain any profit forecasts or estimates.
B.10	Qualifications in the audit report	N/A; there are no qualifications in the audit report.
B.12	Significant change in the issuer’s financial or trading position
The selected historical key financial information as set out below has been derived from the Group's audited consolidated financial statements for the years ended 31 December 2017 and 2016, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

There has been no material adverse change in the prospects of the Group since 31 December 2017.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016
REVENUES:
Time charter revenues	$161,897	$114,259

EXPENSES:
Voyage expenses	8,617	13,826
Vessel operating expenses	90,358	85,955
Depreciation and amortization of deferred charges (Notes 2(l) and 2(m))	87,003	81,578
General and administrative expenses	26,332	25,510
Management fees to related party (Notes 3(b) and 4(d))	1,883	1,464
Impairment loss (Note 5)	442,274	-
Insurance recoveries, net of other loss (Note 5)	(10,879)	-
Gain on contract termination	-	(5,500)
Other loss/(income)	296	(253)
Operating loss	$(483,987)	$(88,321)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 10)	(26,628)	(21,949)
Interest and other income (Note 4(b))	4,508	2,410
Loss from equity method investments (Note 3)	(5,607)	(56,377)
Total other expenses, net	$(27,727)	$(75,916)

Net loss	$(511,714)	$(164,237)

Dividends on series B preferred shares (Notes 9(a) and 11)	(5,769)	(5,769)

Net loss attributed to common stockholders	$(517,483)	$(170,006)

Loss per common share, basic and diluted (Note 11)	$(5.41)	$(2.11)

Weighted average number of common shares, basic and diluted (Note 11)	95,731,093	80,441,517

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2017 and 2016)
(Expressed in thousands of U.S. Dollars)

	2017	2016
Net loss	$(511,714)	$(164,237)
Other comprehensive income/(loss) (Actuarial gain/(loss))	109	(84)
Comprehensive loss	$(511,605)	$(164,321)

CONSOLIDATED BALANCE SHEETS
December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$40,227	$98,142
Accounts receivable, trade (Note 2(f))	4,937	5,903
Due from related parties (Notes 2(g) and 4(b))	82,660	102
Inventories (Note 2(h))	5,770	5,860
Prepaid expenses and other assets	5,167	5,309
Total current assets	138,761	115,316

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs	-	46,863
Vessels net book value (Note 5)	1,053,578	1,403,912
Property and equipment, net (Note 6)	22,650	23,114
Total fixed assets	1,076,228	1,473,889
OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2(e) and 7)	25,582	23,000
Due from related parties, non-current (Notes 2(g) and 4(b))	-	45,417
Investments in related parties (Notes 2(v) and 3)	3,249	6,014
Deferred charges, net (Notes 2(m), 2(n) and 5)	2,902	5,027
Total assets	$1,246,722	$1,668,663

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 7)	$60,763	$65,072
Accounts payable, trade and other	7,954	6,572
Due to related parties (Note 4(a) and 4(d))	271	25
Accrued liabilities	8,246	5,734
Deferred revenue	3,207	822
Total current liabilities	80,441	78,225

Long-term debt, net of current portion and deferred financing costs, non-current (Note 7)	540,621	533,109
Other non-current liabilities	902	740
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock (Note 9(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 106,131,017 and 84,696,017 issued and outstanding at December 31, 2017 and 2016, respectively (Note 9(b) and (c))	1,061	847
Additional paid-in capital	1,070,500	985,171
Accumulated other comprehensive income	294	185
Retained earnings/(Accumulated deficit)	(447,123)	70,360
Total stockholders' equity	624,758	1,056,589

Total liabilities and stockholders' equity	$1,246,722	$1,668,663

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

	2017	2016
Cash Flows from Operating Activities:
Net loss	$(511,714)	$(164,237)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization of deferred charges	87,003	81,578
Impairment loss (Note 5)	442,274	-
Amortization of financing costs (Note 10)	1,455	1,503
Amortization of free lubricants benefit	-	(15)
Compensation cost on restricted stock (Note 9(d))	8,232	8,313
Actuarial gain/(loss)	109	(84)
Gain from insurance recoveries, net of other loss (Note 5)	(10,879)	-
Gain on shipbuilding contract termination	-	(278)
Loss from equity method investments, net of dividends (Note 3)	5,607	56,377
(Increase) / Decrease in:
Receivables	966	(1,391)
Due from related parties	(141)	3,334
Inventories	90	391
Prepaid expenses and other assets	142	620
Increase / (Decrease) in:
Accounts payable	1,382	(2,391)
Due to related parties	246	(39)
Accrued liabilities, net of accrued preferred dividends	2,512	(715)
Deferred revenue	2,385	(1,592)
Other liabilities	162	117
Drydock costs	(6,418)	(2,489)
Net cash provided by / (used in) Operating Activities	$23,413	$(20,998)

Cash Flows from Investing Activities:
Payments for vessel acquisitions, improvements and construction (Note 5)	(125,781)	(50,911)
Proceeds from vessel sale, net of expenses (Note 5)	2,032	-
Proceeds from insurance contract, net of expenses (Note 5)	11,362	-
Proceeds from sale of investment (Note 3)	158	-
Proceeds from shipbuilding contract termination (Notes 5)	-	9,413
Cash dividends from investment in Diana Containerships Inc. (Note 3(a))	-	96
Loan to Diana Containerships Inc. (Note 4(b))	(40,000)	-
Joint venture investment (Note 3(b))	-	-
Payments for plant, property and equipment (Note 6)	(104)	(217)
Net cash used in Investing Activities	$(152,333)	$(41,619)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 7)	57,240	39,265
Proceeds from issuance of common stock, net of expenses (Note 9(c))	77,311	-
Cash dividends on preferred stock	(5,769)	(5,769)
Payments for repurchase of common stock (Note 9(e))	-	-
Financing costs	(31)	(466)
Loan payments (Note 7)	(55,164)	(42,489)
Net cash provided by / (used in) Financing Activities	$73,587	$(9,459)

Net decrease in cash, cash equivalents and restricted cash	(55,333)	(72,076)

Cash, cash equivalents and restricted cash at beginning of the year	121,142	193,218

Cash, cash equivalents and restricted cash at end of the year	$65,809	$121,142

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$40,227	$98,142
Restricted cash	25,582	23,000
Cash, cash equivalents and restricted cash	$65,809	$121,142
SUPPLEMENTAL CASH FLOW INFORMATION
Related party loan reduction in exchange for preferred shares (Note 4(b))	$3,000	$-
Interest, net of amounts capitalized	$24,503	$19,265

DIANA SHIPPING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Equity
BALANCE, December 31, 2015	2,600,000	$26	82,546,017	$825	$976,880	$269	$240,366	$1,218,366

Net loss	-	$-	-	$-	$-	$-	$(164,237)	$(164,237)
Issuance of restricted stock and compensation cost (Note 9(d))	-	-	2,150,000	22	8,291	-	-	8,313
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	(84)	-	(84)
BALANCE, December 31, 2016	2,600,000	$26	84,696,017	$847	$985,171	$185	$70,360	$1,056,589

Net loss	-	$-	-	$-	$-	$-	$(511,714)	$(511,714)
Issuance of common stock (Note 9(c))	-	-	20,125,000	201	77,110	-	-	77,311
Issuance of restricted stock and compensation cost (Note 9(d))	-	-	1,310,000	13	8,219	-	-	8,232
Dividends on series B preferred stock (Note 9(a))	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive income	-	-	-	-	-	109	-	109
BALANCE, December 31, 2017	2,600,000	$26	106,131,017	$1,061	$1,070,500	$294	$(447,123)	$624,758

B.13	Recent events relevant to the evaluation of the issuer’s solvency	There have been no recent events particular to the Issuer which are to a material extent relevant to the evaluation of the issuer’s solvency.
B.14	If the issuer is dependent upon other entities within the group, this must be clearly stated
Diana Shipping Inc., as parent company, is dependent upon all of its subsidiaries, and in particular the vessel owning single purpose companies and the wholly-owned subsidiary Diana Shipping Services S.A. and the established 50/50 joint venture with Wilhelmsen Ship Management named Diana Wilhelmsen Management Limited in Cyprus. A significant part of the cash flow generation required to service the parent company’s obligations originate from these subsidiaries.

B.15	Principal activities
The Group’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

B.17	Credit ratings	N/A; Diana Shipping Inc. do not have any public credit rating
Element		Disclosure requirement
C.1	Type of class of securities being offered
The Bonds will constitute senior debt obligations of the Issuer. The Bonds shall rank at least pari passu with each other and with all other senior unsecured obligations of the Issuer other than obligations which are mandatorily preferred by law. The Bonds shall rank ahead of subordinated capital. The Bond Issue is unsecured.

C.2	Currency of the securities issue.	The Bonds have been issued in USD and will be quoted and traded in USD.
C.5	Any restrictions on the free transferability of the securities.
The Bonds are freely transferable and may be pledged, subject to the following:
(i) Bondholders will not be permitted to transfer the Bonds except (a) subject to an effective registration statement under the U.S. Securities Act, (b) to a person that the bondholder reasonably believes is a QIB within the meaning of Rule 144A that is purchasing for its own account, or the account of another QIB, in a transaction meeting the requirements of Rule 144A, (c) in an offshore transaction, including a transaction on the Oslo Børs, meeting the requirements of Regulation S under the U.S. Securities Act, , and (d) pursuant to any other exemption from registration under the U.S. Securities Act, including Rule 144 thereunder (if available).

(ii) Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

C.8	Rights attached to the securities
Limitation of rights of action
(a) No Bondholder is entitled to take any enforcement action, instigate any insolvency procedures, or take other action against the Issuer or any other party in relation to any of the liabilities of the Issuer or any other party under or in connection with the Finance Documents, other than through the Bond Trustee and in accordance with these Bond Terms, provided, however, that the Bondholders shall not be restricted from exercising any of their individual rights derived from these Bond Terms, including the right to exercise the Put Option.
(b) Each Bondholder shall immediately upon request by the Bond Trustee provide the Bond Trustee with any such documents, including a written power of attorney (in form and substance satisfactory to the Bond Trustee), as the Bond Trustee deems necessary for the purpose of exercising its rights and/or carrying out its duties under the Finance Documents. The Bond Trustee is under no obligation to represent a Bondholder which does not comply with such request.
Bondholders’ rights
(a) If a beneficial owner of a Bond not being registered as a Bondholder wishes to exercise any rights under the Finance Documents, it must obtain proof of ownership of the Bonds, acceptable to the Bond Trustee.
(b) A Bondholder (whether registered as such or proven to the Bond Trustee’s satisfaction to be the beneficial owner of the Bond as set out in paragraph (a) above) may issue one or more powers of attorney to third parties to represent it in relation to some or all of the Bonds held or beneficially owned by such Bondholder. The Bond Trustee shall only have to examine the face of a power of attorney or similar evidence of authorisation that has been provided to it pursuant to this Clause 3.3 (Bondholders’ rights) and may assume that it is in full force and effect, unless otherwise is apparent from its face or the Bond Trustee has actual knowledge to the contrary.

C.9
C.8 plus:
• “the nominal interest rate”
• “the date from which interest becomes payable and the due dates for interest”
• “where the rate is not fixed, description of the underlying on which it is based”
• “maturity date and arrangements for the amortisation of the loan, including the  repayment procedures”
• “an indication of yield”
• “name of representative of debt security holders”

• Coupon rate: 9.50% p.a., semi-annual interest payments.
• Interest Payments: Interest will start to accrue on Settlement Date and shall be payable semi-annually in arrears on the interest payment day in March and September each year (each an “Interest Payment Date”). Day count fraction for coupon is “30/360”, business day convention is “unadjusted” and business day is “Oslo”, “London” and “New York”.
• Maturity Date:27 September 2023 (5 years after Settlement Date).
• Amortization: The Bonds shall be repaid in full at the Maturity Date at 100% of nominal value (plus accrued interest on redeemed Bonds).
• Yield: Investors wishing to invest in the Bonds after the Issue Date must pay the market price for the Bonds in the secondary market at the time of purchase. Depending on the development in the bond market in general and the  development of the Issuer, the price of the Bonds may have increased (above par) or decreased (below par). If the price has increased, the yield for the purchaser in the secondary market will be lower than the Interest Rate of the Bonds and vice versa. If the Bonds are bought and sold at par value the yield will be the same as the Interest Rate (9.50% per annum).

C.10
C.9 plus:
• “if the security has a derivative component in the interest payment, provide a clear and comprehensive explanation to help investors understand how the value of their investment is affected by the value of the underlying instrument(s), especially under the circumstances when the risks are most evident”
N/A; the Bonds bear fixed interest at the rate of 9.50% per annum
C.11
An indication as to whether the securities offered are or will be the object of an application for admission to trading, with a view to their distribution in a regulated market or other equivalent markets with indication of the markets in question.
An application will be made for the Bonds to be listed on Oslo Stock Exchange.

Element		Disclosure requirement
D.2	Key information on the key risks that are specific to the issuer.
The below section should be read in conjunction with the risks decribed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2017, that summarize the risks that may materially affect the company’s business.

Industry Specific Risk Factors
• Charter hire rates for dry bulk carriers may remain at low levels or decrease in the future, which may adversely affect our earnings.
• The dry bulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.
• If economic conditions throughout the world decline, in particular in the EU, in China and the rest of the Asia-Pacific region, it could negatively affect our earnings, financial condition and cash flows and may further adversely affect the market price of our common shares.
• A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our earnings, financial condition and cash flows.
• A decline in the state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or refinance our existing loan and credit facilities on acceptable terms which may hinder or prevent us from expanding our business.
• An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.
• Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.
Company Specific Risk Factors
• The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.
• We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.
• Rising crew costs could adversely affect our results of operations.
• Our involvement with Diana Containerships Inc. may expose us to risks which may adversely affect our financial condition.
• Our investment in Diana Wilhelmsen Management Limited may expose us to additional risks.
• The effects of the recent Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.
• A cyber-attack could materially disrupt our business.
• The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.
• Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.
• Investment in derivative instruments such as forward freight agreements could result in losses.

• We may have difficulty effectively managing any further growth, which may adversely affect our earnings.
• We cannot assure you that we will be able to borrow amounts under our loan facilities and restrictive covenants in our loan facilities impose financial and other restrictions on us.
• We cannot assure you that we will be able to refinance indebtedness incurred under our loan facilities.
• Purchasing and operating secondhand vessels may result in increased operating costs and reduced operating days, which may adversely affect our earnings.
• We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
• In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.
• We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
• The fiduciary duties of our officers and directors may conflict with those of the officers and director of Diana Containerships.
• We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
• Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
• The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
• We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
• Volatility in the London Interbank Offered Rate, could affect our profitability, earnings and cash flow.
• We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
• We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.
• Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
• The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
• If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.
• We may have to pay tax on U.S. source income, which would reduce our earnings.
• U.S. federal tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

D.3	Key information on the key risks that are specific to the securities
Bond Specific Risk Factors
• Under the terms of the Bond issue the Issuer is permitted to incur liabilities that will rank senior in priority to the Bonds, including, Inter Alia, Senior Secured Bank Debt.
• Mandatory prepayment events may lead to a prepayment of the Bonds in circumstances where an investor may not be able to reinvest the prepayment proceeds at an equivalent rate of interest.
• Bankruptcy and insolvency proceedings may prove difficult depending on which jurisdiction proceedings are opened in, and the Issuer's liabilities in respect of the Bonds may rank junior to certain of the Issuer's debts including the Issuer’s Senior Secured Bank Debt.
• There will only be a limited trading market for the Bonds.
• The market price of the Bonds may be volatile.
• The bondholders will be subject to restrictions on transfers of the Bonds.
• The terms and conditions of the Bond Terms will allow for modification of the Bonds or security, waivers or authorizations of breaches and substitution of the Issuer which, in certain circumstances, may be affected without the consent of bondholders.
• Legal investment considerations may restrict certain investments.
• The Issuer may incur substantial indebtedness.
• The Issuer’s ability to service its indebtedness depends on many factors beyond its control.
• The Bonds may not be a suitable investment for all investors.
• Fulfilment of conditions precedent.
• The terms and conditions of the Bond Terms will impose significant operating and financial restrictions, which may prevent the Issuer from capitalizing on business opportunities and taking some actions.
• The price of the Bonds is subject to risks of interest rate and currency fluctuation.
• Significant changes in exchange rates may have a material adverse effect on the value of the principal payable on the Bonds.
• The Bonds may be subject to optional redemption by the Issuer, which may have a material adverse effect on the value of the Bonds, and in such circumstances an investor may not be able to reinvest the redemption proceeds at an equivalent rate of interest.
• The enforcement of rights as a bondholder across multiple jurisdictions may prove difficult. Furthermore, in the event any bondholder’s rights as a bondholder have been infringed, it may be difficult to enforce judgments against the Issuer or its respective directors or management.
• Change of law.

Element		Disclosure requirement
E.2b	Reasons for the offer and use of proceeds when different from making profit and/or hedging certain risks.	N/A; there will be no public offering of the Bonds
E.3	A description of the terms and conditions of the offer.	N/A; there will be no public offering of the Bonds
E.4	A description of any interest that is material to the issue/offer including conflicting interests.	N/A; there will be no public offering of the Bonds
E.7	Estimated expenses charged to the investor by the issuer or the offeror	N/A; there will be no public offering of the Bonds